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Exhibit

Exhibit Description

99.1 Announcement on 2025/10/29: Announcement of board meeting approved the consolidated financial statements for the third quarter

99.2 Announcement on 2025/10/29: The board meeting approved capital budget execution

99.3 Announcement on 2025/10/29: The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

99.4 Announcement on 2025/10/29: UMC announced its operating results for the third quarter of 2025

Exhibit 99.1

Announcement of board meeting approved the consolidated financial statements for the third quarter

1. Date of submission to the board of directors or approval by the board of directors: 2025/10/29

2. Date of approval by the audit committee: 2025/10/29

3. Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2025/01/01~2025/09/30

4. Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 175,743,654

5. Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 49,948,061

6. Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 31,723,249

7. Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 34,144,456

8. Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 31,535,438

9. Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 31,661,331

10. Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 2.54

11. Total assets end of the period (thousand NTD): 555,395,422

12. Total liabilities end of the period (thousand NTD): 194,195,228

13. Equity attributable to owners of parent end of the period (thousand NTD): 361,060,219

14. Any other matters that need to be specified: NA

Exhibit 99.2

The board meeting approved capital budget execution

1. Date of the resolution of the board of directors or shareholders meeting: 2025/10/29

2. Content of the investment plan: capital budget execution

3. Projected monetary amount of the investment: NT$ 1,551 million

4. Projected date of the investment: by capital budget plan

5. Source of capital funds: working capital

6. Specific purpose: capacity deployment

7. Any other matters that need to be specified: none

Exhibit 99.3

The Board of Directors Approved the Cancellation of Restricted Shares to Employees Stock Awards

1. Date of the board of directors’ resolution: 2025/10/29

2. Reason for capital reduction: The Restricted shares to employees will be returned to the Company and cancelled due to non-fulfillment of the vesting conditions.

3. Amount of capital reduction: NT$10,490,750

4. Cancelled shares: 1,049,075 shares

5. Capital reduction percentage: 0.0084%

6. Share capital after capital reduction: NT$125,552,783,440

7. Scheduled date of the shareholders’ meeting: N/A

8. Estimated no. of listed common shares after issuance of new shares upon capital reduction: N/A

9. Estimated ratio of listed common shares after issuance of new shares upon capital reduction to outstanding common shares: N/A

10. Please explain any countermeasures for lower circulation in shareholding if the aforesaid estimated no. of listed common shares upon capital reduction does not reach 60 million and the percentage does not reach 25%: N/A

11. The record date for capital reduction: 2025/10/29

12. Any other matters that need to be specified: None

Exhibit 99.4

UMC announced its operating results for the third quarter of 2025

1. Date of occurrence of the event: 2025/10/29

2. Company name: UNITED MICROELECTRONICS CORPORATION

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

UMC Reports Third Quarter 2025 Results

22nm business traction remains robust and well positioned for future growth

Third Quarter 2025 Overview:

‧Revenue: NT$59.13 billion (US$1.94 billion)

‧Gross margin: 29.8%; Operating margin: 18.8%

‧Revenue from 22/28nm: 35%

‧Capacity utilization rate: 78%

‧Net income attributable to shareholders of the parent: NT$14.98 billion (US$492 million)

‧Earnings per share: NT$1.20; earnings per ADS: US$0.197

Taipei, Taiwan, ROC – October 29, 2025 – United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the third quarter of 2025.

Third quarter consolidated revenue was NT$59.13 billion, increasing 0.6% from NT$58.76 billion in 2Q25. Compared to a year ago, 3Q25 revenue decreased 2.2%. Consolidated gross margin for 3Q25 was 29.8%. Net income attributable to the shareholders of the parent was NT$14.98 billion, with earnings per ordinary share of NT$1.20.

Jason Wang, co-president of UMC, said, “In the third quarter, we observed demand growth across most market segments, which drove a 3.4% increase in wafer shipments and improved utilization rate to 78%. In particular, we benefited from a pick-up in sales of smartphones and notebooks, driving replenishment orders from customers. Our 22nm technology platforms continue to provide us with differentiation in the market, with 22nm revenue now accounting for more than 10% of total sales. In 2025 alone, we are projecting over 50 product tape-outs and we expect 22nm contribution to continue increasing in 2026. Aligned with our strategy of providing customers with highly differentiated specialty technologies, we recently announced the readiness of our 55nm BCD platform. In addition to mobile and consumer applications, the new platform is also compliant with the most rigorous automotive standards for automotive and industrial uses.”

Co-president Wang added, “Looking ahead to the fourth quarter, we are anticipating wafer shipments to be comparable with third quarter’s volume, wrapping up 2025 with shipment growth in the low teens. UMC continues to deliver competitive process technologies that enable diverse applications, which positions the company to benefit from a broad-based market recovery, with 22nm logic and specialty platforms in particular expected to drive growth.”

Co-president Wang said, “UMC has been a pioneer in the industry for climate action as the first semiconductor foundry worldwide to pledge net zero greenhouse gas emissions. Demonstrating our commitment, UMC once again led the industry in receiving Science Based Targets initiative (SBTi) validation of our emissions reduction targets under the most stringent climate standard. In addition to executing on reduction programs within our own operations, we are also working closely with partners to address the carbon footprint of our upstream and downstream value chain as we progress towards net zero by 2050.”

Fourth Quarter 2025 Outlook & Guidance

‧Wafer Shipments: Will remain flat

‧ASP in USD: Will remain firm

‧Gross Profit Margin: Will be approximately in the high-20% range

‧Capacity Utilization: mid-70% range

‧2025 CAPEX: US$1.8 billion

6. Countermeasures: N/A

7. Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): N/A